Exhibit 99.9

JOINT NEWS RELEASE

PMI AND KEEGAN MAIL JOINT INFORMATION CIRCULAR IN CONNECTION WITH SPECIAL MEETING OF SHAREHOLDERS

Vancouver, British Columbia, January 24, 2013 - PMI Gold Corporation (“PMI”) (TSX: PMV, ASX: PVM, Frankfurt: PN3N.F) and Keegan Resources Inc. (“Keegan”) (TSX, NYSE MKT: KGN) announced today the filing of the Joint Management Information Circular (the “Joint Circular”) with Canadian securities regulators and the U.S. Securities Exchange Commission in preparation for the respective special meetings of Shareholders. On December 5, 2012, PMI and Keegan announced a merger of equals between the two companies to be effected by means of a plan of arrangement (the “Arrangement”), to create a leading West African gold development company. Shareholders as of record on January 16, 2013 will receive notice of and be entitled to vote at the special meeting.

SPECIAL MEETING DETAILS

A special meeting of the PMI Shareholders is scheduled to be held at CWA House, 1174 Hay Street, West Perth, Western Australia at 8:30 am (Perth time) on February 20, 2013 to consider the Arrangement.

A special meeting of Keegan Shareholders is scheduled to be held at Suite 1500 – Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia at 4:30 pm (Vancouver time) on February 19, 2013 to consider certain resolutions required to give effect to the Arrangement.

Your vote is important regardless of the number of shares you own. PMI and Keegan encourage Shareholders to read the meeting materials in detail. A copy of the Joint Circular is available on PMI’s website at www.pmigoldcorp.com and on Keegan’s website at www.keeganresources.com. It will also be available under the profile of both companies on SEDAR at www.sedar.com as well as at the Australian Securities Exchange (“ASX”) website at www.asx.com.au.

YOUR VOTE IS IMPORTANT. VOTE TODAY.
The board of directors of Keegan and PMI UNANIMOUSLY recommend that Shareholders vote
IN FAVOUR of the Arrangement.

HOW TO VOTE

Due to essence of time, Shareholders are encouraged to vote using the internet, telephone or by fax.

Registered Shareholders may vote in person at the meeting, by mail, internet: www.investorvote.com, telephone: 1-866-732-8683 (toll free in Canada and US)/312-588-4290 (international), or facsimile: 1-866-249-7775 (toll free in Canada and US)/416-263-9524 (International).

Shareholders who hold PMI or Keegan shares through a bank or other intermediary or Holders of PMI CDIs will have different voting instructions and should carefully follow the voting instructions provided to them.

SHAREHOLDERS QUESTIONS

Shareholders who have questions regarding the Arrangement or require assistance with voting may contact the Proxy Solicitation Agents below.

Laurel Hill Advisory Group
Toll free at 1-877-452-7184 (416-304-0211 collect outside Canada and the US) or by email at
assistance@laurelhill.com.

For PMI Holders of ASX-listed CHESS Depositary Interests
Orient Capital Pty Ltd.
In Australia at 1-800-250-297 or outside of Australia by telephone at +61 2 8280 7610.

DETAILS OF THE ARRANGEMENT

If approved by the PMI Shareholders and Keegan Shareholders (the “Shareholders”), and subject to final court approval and the satisfaction or waiver of the conditions to closing, Keegan will acquire all of the outstanding common shares of PMI. The combined company will continue under the name “Asanko Gold Inc.” (“Asanko”), reflective of the West Ghana region in which the two companies hold their principal gold projects.

Management Team and Board of Directors of Asanko
•	Peter Buck and Shawn Wallace, the respective Chairman of PMI and Keegan will become Co-Chairmen.
•
Peter Breese, Keegan’s Chief Executive Officer, and Collin Ellison, PMI’s Managing Director and Chief Executive Officer, will respectively assume the offices of Chief Executive Officer and President of Asanko Gold.

•
The proposed board of directors of Asanko Gold will be comprised of three directors from each of PMI and Keegan with a seventh director to be appointed thereafter. Peter Buck, Ross Ashton and Dr. John A. Clarke from PMI and Shawn Wallace, Colin Steyn and Gordon Fretwell from Keegan.

Share Exchange Ratio
Under terms of the Arrangement, each PMI Shareholder will receive 0.21 Asanko shares for each PMI share exchanged. As Keegan is the surviving corporate entity, existing Keegan security holders will not need to exchange their securities.

Market Capitalization and Share Ownership
The Arrangement will create a combined company with an aggregate market capitalization expected to be around $700 million. Existing Keegan and PMI Shareholders will each own approximately 50% of Asanko, inclusive of currently in-the-money dilutive securities.

Listing
Asanko will be listed on the TSX, NYSE MKT and the ASX stock exchanges (with the ASX listing being a condition of closing).

BENEFITS TO PMI AND KEEGAN SHAREHOLDERS

The key anticipated benefits of the Arrangement to PMI and Keegan Shareholders is summarized below but not limited to the following:

•
Asanko Gold is set to become the leading gold development company in West Africa with near term production expected from a unitized project comprised of two nearby gold deposits – the Obotan Gold Project and Esaase Gold Project;

•	Asanko Gold will have an enlarged, more diverse resource base;
•	Asanko Gold will be strongly capitalized with approximately $340 million in cash on hand and no debt outstanding;
•	The Obotan Gold Project can proceed to construction quickly - approximately 200,000 ounces per year with first gold pour expected in 2014;
•	The development of the Esaase Gold Project can be funded from cash flow - additional 150,000 to 200,000 ounces per year;
•	Asanko Gold will be run by an experienced mine development and operational executive and management team;
•	Asanko Gold will have an enhanced capital markets presence – Asanko Gold is expected to appeal to a broader shareholder base, increase analytical following and improved share liquidity; and,
•	The Arrangement is expected to be tax neutral or deferred for substantially all participants.

About PMI Gold Corporation

PMI is an international gold company which is focused on developing a substantial West African gold business spanning three emerging mining centres in south-west Ghana, one of the world's most prolific gold producing regions. PMI has a strong portfolio of assets in Ghana, with a dominant 70km contiguous landholding in the Asankrangwa Gold Belt with interests in 9 concessions which comprises the 100% owned Obotan Gold Project and the 100% owned Asanko Regional Exploration Project. PMI also holds 2 mining leases and 2 concessions within the Ashanti Gold Belt which comprises the advanced exploration Kubi Gold Project.  The Obotan Gold Project (Measured Resources of 15.57Mt grading 2.47g/t Au for 1.23Moz; Indicated Resources of 29.21Mt grading 2.00g/t Au for 1.88Moz; and Inferred Resources of 21.91Mt grading 1.99g/t Au for 1.40Moz, based on a 0.5g/t Au cut-off) is scheduled to start gold production in 2014 and expected to produce an average of 221,500 oz Au per year over the first five years.  Mineral Resources is based on a resource estimate audited by Mr Peter Gleeson, who is a full time employee of SRK Consulting. Mr Gleeson is a Member of the Australian Institute of Geoscientists (MAIG) with sufficient experience relevant to the style of mineralization and type of deposit under consideration and to the activity undertaken to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ and as defined in terms of NI43-101 standards for resource estimation of gold.  Mr Gleeson has more than 5 years’ experience in the field of Exploration Results and of resource estimation in general and consents to the inclusion of matters based on information in the form and context in which it appears.

PMI trades on the TSX, the ASX and the Frankfurt Stock Exchange under the symbols PMV, PVM and PN3N.F, respectively.

Collin Ellison, Bsc Mining, MIMMM, C.Eng is the Qualified Person within the definition of that term under NI 43-101, who has assumed responsibility for the technical disclosure relating to PMI in this release.

The NI 43-101 compliant technical report outlining the Obotan Project Mineral Resources and Reserve Estimate and the results of the Feasibility Study on September 17, 2012 was prepared by GR Engineering Services Limited, and co-authored by P. Gleeson, B.Sc. (Hons), M.Sc, MAIGS, MGSA, J. Price, FAusIMM(CP), FGS, MIE(Aust.), R Cheyne, BEng. (Mining), FAusIMM, CEng (IEI), and G. Neeling, BAppSc. (Multidisciplinary) FAusIMM, each of whom is independent for the purposes of NI 43-101.

About Keegan Resources Inc.

Keegan is a gold development company which has been focussing on near term gold production at its high grade multi-million ounce Esaase gold project in Ghana. Keegan offers investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. Keegan is focused on its wholly owned flagship Esaase gold project (3.83 million ounces of gold in the Measured and Indicated category with an average grade of 1.73 g/t Au and 1.25 million ounces of gold in the Inferred category with an average grade of 1.75 g/t Au, based on a 0.8 g/t Au cut-off) located in Ghana, West Africa; a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Keegan trades on the TSX and the NYSE MKT under the symbol KGN.

Greg McCunn, P.Eng. of Keegan Resources is the Qualified Person under NI 43-101 who has assumed responsibility for the technical disclosure relating to Keegan in this release.

Charles J. Muller, B.Sc. Geology (Hons), Pr.Sci.Nat., MGSSA, a Director of Minxcon Pty Ltd. of Johannesburg, South Africa and an independent Qualified Person under NI 43-101 is responsible for any disclosure related to Keegan’s Mineral Resources in this release.

Cautionary Note Regarding Forward-Looking Statements and Information:

This PMI and Keegan joint press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such statements concern PMI’s and Keegan’s future financial or operating performance, the Merger, and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might", "be taken", "occur" or "be achieved". Such forward-looking information may include, without limitation, statements regarding the completion and expected benefits of the proposed Merger and other statements that are not historical facts.  Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which PMI and Keegan operate, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Assumptions upon which forward looking statements relating to the Arrangement have been made include that PMI and Keegan will be able to satisfy the conditions in the arrangement agreement dated December 5, 2012 between PMI and Keegan, that ongoing due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of each of PMI and Keegan, that all required third party, and that regulatory and government approvals will be obtained.  PMI and Keegan caution that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause PMI’s and Keegan’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to: gold price volatility; fluctuations in foreign exchange rates and interest rates; between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits and expansion of existing operations; the success of exploration and permitting activities; parts, equipment, labor or power shortages or other increases in costs; mining accidents, labour disputes or other adverse events; and changes in applicable laws or regulations. In addition, the factors described or referred to in the section entitled "Risk Factors" in PMI’s Annual Information Form for the year ended June 30, 2012 or under the heading "Business Description – Risk Factors” in Keegan’s Annual Information Form for the financial year ended March 31, 2012, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release.  Although PMI and Keegan have attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the proposed Merger could be modified, restricted or not completed, and the results or events predicted in these forward looking statements may differ materially from actual results or events.  Accordingly, readers should not place undue reliance on forward-looking information.  The forward-looking information in this press release is made as of the date of this press release, and PMI and Keegan disclaim any intention or obligation to update or revise such information, except as required by applicable law and neither Keegan not PMI assume any liability for disclosure relating to the other company herein.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

PMI and Keegan prepare their disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  PMI and Keegan use certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of each of PMI and Keegan which have been filed with securities commissions or similar authorities in Canada).

FOR FURTHER INFORMATION, PLEASE CONTACT:

PMI	Keegan
Collin Ellison, Managing Director and CEO	Peter Breese, President and CEO
Rebecca Greco, Fig House Communications	John Eren, VP Investor Relations
Tel: 1-416-822-6483 or 1-888-682-8089	Tel: 1-604-683-8193 or 1-800-863-8655
Nicholas Read, Read Corporate	Email: info@keeganresources.com
Tel: 61-8- 9388 1471	Website: www.keeganresources.com
Email: info@pmigoldcorp.com
Website: www.pmigoldcorp.com